SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 3 )1

Thousand Trails, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

885502 10 4

(CUSIP Number)

William J. Shaw
c/o Thousand Trails, Inc.
3801 Parkwood Boulevard, Suite 100
Frisco, TX 75034
(214) 618-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2003

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

          1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest In Securities Of The Issuer.
SIGNATURES

CUSIP No. 885502 10 4	13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William J. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐
(b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         **See Item 5

CUSIP No. 885502 10 4	13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BTM Enterprises, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐
(b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         **See Item 5

CUSIP No. 885502 10 4	13D	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William J. Shaw Family Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐
(b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         **See Item 5

CUSIP No. 885502 10 4	13D	Page 5 of 8

     This Amendment No. 3 to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Act”). This Amendment amends and supplements the Schedule 13D as previously amended by Amendment No. 1, dated November 10, 1998 and Amendment No. 2, dated April 29, 2003 (the “Original Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Original Schedule 13D.

     This Amendment No. 3 is being filed by the Reporting Persons to report the completion of the merger of KTTI Acquisition Company, Inc. with and into Thousand Trails, Inc. (the “Issuer”). As a result of the merger, the Issuer is a wholly-owned subsidiary of KTTI Holding Company, Inc.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following:

     On July 1, 2003, Mr. Shaw purchased 894 Shares, under the Company Employee Stock Purchase Plan, at a price of $12.20 per share.

     The aggregate amount of funds used in acquiring Shares since the most recent amendment of the Original Schedule 13D is $10,906.80.

     Mr. Shaw’s personal funds were used to pay the purchase price.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended to add the following after the last paragraph therein:

     On July 23, 2003, the Issuer completed the merger of KTTI Acquisition Company, Inc. with and into the Issuer, with the Issuer as the surviving corporation and a wholly-owned subsidiary of KTTI Holding Company, Inc. As a result of the merger, all shares of common stock of the Issuer were converted into the right to receive the merger consideration, consisting of $14.50 per share in cash, and all options to acquire shares of common stock of the Issuer, whether or not vested, were canceled and converted into the right to receive a cash payment equal to the difference between the exercise price of such options and the per share merger consideration. As a result of the merger, no shares of common stock of the Issuer are registered under Sections 12(b) or 12(g) under the Act or are subject to the reporting obligations under Section 15(d) of the Act.

Item 5. Interest In Securities Of The Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)  – (b)

     The Reporting Persons

CUSIP No. 885502 10 4	13D	Page 6 of 8

William J. Shaw

(a)	Amount Beneficially Owned: -0-

Percent of Class: 0.0%.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

BTM Enterprises, Inc.

(a)	Amount Beneficially Owned: -0-

Percent of Class: 0.0%.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

William J. Shaw Family Partnership, L.P.

(a)	Amount Beneficially Owned: -0-

Percent of Class: 0.0%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

The Reporting Persons

(c) – (e)

CUSIP No. 885502 10 4	13D	Page 7 of 8

(c)	Except as described above, the Reporting Persons have not engaged in any transactions in the Issuer’s Shares during the sixty-day period immediately preceding the date of this Amendment No. 2 to Schedule 13D.

(d)	Not applicable.

(e)	July 23, 2003

CUSIP No. 885502 10 4	13D	Page 8 of 8

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2003

	By:	/s/ WILLIAM J. SHAW

WILLIAM J. SHAW

BTM ENTERPRISES, INC.

	By:	/s/ WILLIAM J. SHAW

William J. Shaw, President

WILLIAM J. SHAW FAMILY PARTNERSHIP, L.P. By: BTM Enterprises, Inc., as General Partner

	By:	/s/ WILLIAM J. SHAW

William J. Shaw, President